Exhibit 99.1

FORM 51-102F3

Material Change Report

Item 1             Name and Address of Company

Hydrogenics Corporation (“Hydrogenics”)
5985 McLaughlin Road
Mississauga, Ontario L5R 1B8

Item 2             Date of Material Change

December 2, 2009

Item 3             Press Release

A press release was issued by Hydrogenics and disseminated via GlobeNewswire on December 2, 2009, attached as Schedule “A”.

Item 4             Summary of Material Change

On December 2, 2009, Hydrogenics announced that Hydrogenics Europe N.V., its Belgium-based operating subsidiary (the “Borrower”), has secured a EUR 3.5 million operating facility from Dexia Bank S.A. (“Dexia Bank”), a Belgium-based financial institution. The facility will be used to finance working capital requirements for Hydrogenics’ OnSite Generation business in 2010.

Pursuant to the terms of the credit facility, the Borrower may borrow a maximum of 75% of the value of awarded sales contracts, approved by Dexia Bank, to a maximum of EUR 2.0 million, along with a maximum of EUR 1.5 million for general business purposes.

The credit facility bears interest at a rate of Euribor plus 1.45% per annum. It is secured by a EUR 1.0 million first secured charge covering all of the assets of the Borrower, which may be increased to EUR 1.5 million in certain circumstances, and contains a negative pledge precluding the Borrower from providing security over its assets. Additionally, the Borrower is required to maintain a solvency covenant, defined as equity plus current account divided by total liabilities, of not less than 25% and ensure that its inter-company account with Hydrogenics Corporation does not decrease to less than EUR 5.0 million at any time. As of November 30, 2009, the inter-company account was approximately EUR 5.1 million.

Item 5             Full Description of Material Change

On December 2, 2009, Hydrogenics announced that the Borrower and Dexia Bank entered into a credit agreement (the “Credit Agreement”), providing for a EUR 3.5 million operating facility. The credit facility replaces the Borrower’s previous EUR 2.0 million credit facility with Dexia Bank. The credit facility will be used to finance working capital requirements for Hydrogenics’ OnSite Generation business in 2010.

Pursuant to the terms of the Credit Agreement, the Borrower may borrow a maximum of 75% of the value of awarded sales contracts, approved by Dexia Bank, to a maximum of EUR 2.0 million, along with a maximum of EUR 1.5 million for general business purposes.

The credit facility bears interest at a rate of Euribor plus 1.45% per annum. The Borrower’s obligations under the Credit Agreement are secured by a EUR 1.0 million first secured charge covering all of the present and after-acquired assets of the Borrower. The secured charge may be increased to EUR 1.5 million at the sole discretion of Dexia Bank, which will consider, among other things, the financial results of the Borrower on an annual basis. The Credit Agreement also contains a negative pledge precluding the Borrower from providing security over its assets.

The Credit Agreement is subject to customary commercial terms and conditions, including requiring the Borrower to maintain a solvency covenant, defined in the Credit Agreement as equity plus current account divided by total liabilities, of not less than 25% and to ensure that its inter-company account with Hydrogenics Corporation does not decrease to less than EUR 5.0 million at any time. As of November 30, 2009, the inter-company account was approximately EUR 5.1 million.

Item 6             Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7             Omitted Information

Not applicable.

Item 8             Executive Officer

For further information, contact:

Lawrence Davis, Chief Financial Officer

Hydrogenics Corporation
5985 McLaughlin Road
Mississauga, Ontario L5R 1B8

Telephone:    (905) 361-3633
Fax:                 (905) 361-3626

Item 9             Date of Report

December 4, 2009

SCHEDULE “A”
Press Release

PRESS RELEASE

Hydrogenics Announces New Line of Credit in Europe
Facility to Provide Capital for 2010 Expansion

Mississauga, Ontario — December 2, 2009 — Hydrogenics Corporation (NASDAQ: HYGS; TSX: HYG), a leading developer and manufacturer of hydrogen generation and fuel cell products, today announced that Hydrogenics Europe N.V., its Belgium-based operating subsidiary (the “Borrower”), has secured a €3.5 million operating facility from Dexia Bank S.A., a Belgium-based financial institution.  The facility will be used to finance working capital requirements for Hydrogenics’ OnSite Generation business in 2010.

“This operating facility will provide increased working capital for our electrolyzer operations next year and speaks to the increased availability of attractive credit in our end markets,” said Daryl Wilson, President and CEO.  “The facility will allow our European operations greater flexibility to more rapidly respond to customer orders and ship equipment in a more timely manner.  Given our growth plans for 2010, we felt that now was the best time to take advantage of this opportunity.”

Pursuant to the terms of the credit facility, the Borrower may borrow a maximum of 75% of the value of awarded sales contracts, approved by Dexia Bank, to a maximum of €2.0 million, along with a maximum of €1.5 million for general business purposes.

The credit facility bears interest at a rate of Euribor plus 1.45% per annum.  It is secured by a €1.0 million first secured charge covering all of the assets of the Borrower, which may be increased to €1.5 million in certain circumstances, and contains a negative pledge precluding the Borrower from providing security over its assets.  Additionally, the Borrower is required to maintain a solvency covenant, defined as equity plus current account divided by total liabilities, of not less than 25% and ensure that its inter-company account with Hydrogenics Corporation does not decrease to less than €5.0 million at any time.  As of November 30, 2009, the inter-company account was approximatley €5.1 million.

ABOUT HYDROGENICS

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

This release contains statements that are considered forward-looking statements concerning our objectives and strategies and management’s beliefs, plans, expectations and estimates and intentions about our achievements, future results, goals, levels of activity, performance, and other future events. We believe the expectations reflected in our forward-looking statements are reasonable, although we cannot guarantee achievements, future results, levels of activity, performance, or other future events.  These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements. These risks, uncertainties and factors include, but are not limited to: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business;  inability to address a sustained or broad economic recession, and its impact on our business, results of operations and financial condition; our limited operating history;  inability to implement our business strategy; fluctuations in our quarterly results;  failure to maintain our customer base that generates the majority of our revenues; currency fluctuations;  failure to maintain sufficient insurance coverage; changes in value of our identifiable intangible assets;  failure of a significant market to develop for our products;  failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations;  failure of uniform codes and standards for hydrogen-fuelled vehicles and related infrastructure to develop;  failure to compete with other developers and manufacturers of products in our industry;  failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties;  inability to obtain sufficient materials and components for our products from suppliers;  failure to manage expansion of our operations;  failure to manage foreign sales and operations;  failure to recruit, train and retain key management personnel;  inability to integrate acquisitions;  failure to develop adequate manufacturing processes and capabilities;  failure to complete the development of commercially viable products;  failure to produce cost-competitive products; failure or delay in field testing of our products;  failure to produce products free of defects or errors;  inability to adapt to technological advances or new codes and standards;  failure to protect our intellectual property; our involvement in intellectual property litigation;  and exposure to product liability claims.  Actual results and developments are likely to differ, and may differ materially, from those expressed or implied in the forward-looking statements contained herein and as such, you are cautioned not to place undue reliance on these forward-looking statements. Many of these risks are beyond our control and current expectation and knowledge.  Therefore, should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, our actual results and performance may vary significantly from what we currently foresee.  You should exercise caution when considering any statements herein containing forward-looking statements and to not place undue reliance on such statements and underlying assumptions.  Readers should not place undue reliance on Hydrogenics’ forward-looking statements.  Readers are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance.  Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

For further information, contact:

Company Contact: Lawrence Davis, Chief Financial Officer (905) 361-3633 investors@hydrogenics.com	Investor Relations Contact: Chris Witty (646) 438-9385 cwitty@darrowir.com